SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                                 FORM 11-K



            /x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

                for the fiscal year ended December 30, 1999

                                    OR

          / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

              for the transition period from ______ to ______

                      Commission file number 33-14927



                       CHESAPEAKE CORPORATION 401(k)
                    SAVINGS PLAN FOR SALARIED EMPLOYEES



                          CHESAPEAKE CORPORATION
                           1021 East Cary Street
                               P.O. Box 2350
                       Richmond, Virginia 23218-2350














INDEX OF FINANCIAL STATEMENTS AND SCHEDULES AND EXHIBIT

                                                                      Page

Report of Independent Accountants                                       3

Financial Statements:

  Statements of Net Assets Available for Benefits
    at December 30, 1999 and December 30, 1998                          4

  Statements of Changes in Net Assets Available for Benefits
    for the Years Ended December 30, 1999 and
    December 30, 1998                                                   5

  Notes to Financial Statements                                      6-11


Supplemental schedules:

  Line 27a - Schedule of Assets Held for Investment Purposes at End
    of Year December 30, 1999                                          12

Exhibit:

  23.1 - Consent of PricewaterhouseCoopers LLP                         13























                                    -1-


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees Committee (the "Committee") have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                   CHESAPEAKE CORPORATION 401(k)
                                   SAVINGS PLAN FOR SALARIED EMPLOYEES


                                   By: /s/ Thomas A. Smith
                                       -------------------
                                           Thomas A. Smith
                                           Vice President - Human
                                           Resources and Chairman of
                                           the Committee



June 16, 2000




























                                    -2-
Report of Independent Accountants

To the Chesapeake Corporation 401(k) Savings
  Plan for Salaried Employees Committee:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees (the "Plan") at December 30, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                     /S/PRICEWATERHOUSECOOPERS LLP
                                     -----------------------------
                                        PRICEWATERHOUSECOOPERS LLP
Richmond, Virginia
June 16, 2000








                                    -3-


CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 30, 1999 and 1998


                                          1999                1998
                                          ----                ----

Assets:
 Investments at fair value (Note 4)    $48,401,072         $73,155,892
  Receivables:
  Accrued income                            19,890              37,174
  Employee contributions                         -             148,071
  Employer contributions                         -             317,390
  Other receivables                      1,083,481           2,110,131
                                       -----------         -----------
    Total assets                        49,504,443          75,768,658

Liabilities:
  Other liabilities                      1,110,075           2,226,884
                                       -----------         -----------
    Total liabilities                    1,110,075           2,226,884

    Net assets available
     for benefits                      $48,394,368         $73,541,774
                                       ===========         ===========





















The accompanying notes are an integral part of the financial statements.


                                    -4-


CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the years ended December 30, 1999 and 1998

                                           1999              1998
                                           ----              ----

Additions:
 Interest and dividends                $ 1,439,106        $ 1,337,445
 Contributions (Note 2)
   Employee                              4,151,955          3,944,252
   Employer                              1,500,434          1,426,905
   Rollovers                               466,854          1,327,239
 Net appreciation in fair
  value of investments (Notes 1 and 4)   2,383,106          6,188,534
                                       -----------        -----------
                                         9,941,455         14,224,375
Deductions:
 Distributions to
  participating employees (Note 2)       7,811,289          7,132,778
 Administrative fees                       128,814            136,209
                                       -----------        -----------
                                         7,940,103          7,268,987
                                       -----------        -----------
    Net increase                         2,001,352          6,955,388
                                       -----------        -----------

Interplan transfers, net (Note 6)      (27,148,758)            44,189

Net assets available for
 benefits, beginning of year            73,541,774         66,542,197
                                       -----------        -----------
Net assets available for
 benefits, end of year                 $48,394,368        $73,541,774
                                       ===========        ===========









The accompanying notes are an integral part of the financial statements.



                                    -5-
CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies:

    General

    The Chesapeake Corporation 401(k) Savings Plan for Salaried Employees (the "Plan") covers certain employees of Chesapeake Corporation ("Chesapeake" or the "Employer") as described in the Plan agreement. The Plan's assets are held by the Bank of New York (the "Trustee"). The accompanying financial statements of the Plan have been prepared on the accrual basis in conformity with generally accepted accounting principles.

    Investment Valuation and Income

    Investments are stated at fair value determined as follows:

         Mutual and money market funds - Quoted market value
         Chesapeake common stock       - Last published year-end sale
                                         price on the New York Stock
                                         Exchange
         Loans to participants         - Balances due which approximate
                                         fair value

    Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the "net appreciation in the fair value of investments" which consists of the realized gains and losses and the change in unrealized appreciation or depreciation on those investments.

    Risks and Uncertainties

    The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as direct common stock investments. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.




                                    -6-
NOTES TO FINANCIAL STATEMENTS, Continued

1.  Summary of Significant Accounting Policies, continued:

    Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

    Reclassification

    Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 financial statement presentation.

2.  Description of Plan:

    General

    The Plan is a defined contribution plan. Information regarding Plan benefits, priority of distributions upon termination of the Plan, allocation of Plan investment earnings, disposition of forfeitures, and vesting is provided in the Plan document which is available at the main office of the Plan administrator at 2104 West Laburnum Avenue, Richmond, Virginia 23227.

    Employee Contributions

    A participant may elect to defer receipt of 1% to 15% of annual before-tax compensation, in increments of 1%. Elective deferral contributions may not exceed statutory limits ($10,000 in 1999 and 1998) per participant in any taxable year. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

    Employer Contributions

    The Plan provides for a matching contribution each Plan year in an amount equal to 50% of the first 5% (increased to 60% of the first 6% on January 1, 2000)of each participant's compensation that the participant elects to contribute to the Plan as an elective deferral contribution for the Plan year. Matching contributions for highly compensated participants are limited by the Internal Revenue Code as described in the Plan document. Chesapeake may make contributions on

                                    -7-

NOTES TO FINANCIAL STATEMENTS, Continued

2.  Description of Plan, continued:

    behalf of specified participants, regardless of whether the participants make elective deferral contributions, as nonelective contributions. In addition, the Employer establishes a fixed minimum contribution to be made to the Plan as determined by the Employer each Plan year. Total Employer contributions to the Plan, including salary deferrals and matching contributions, will never be less than the established fixed minimum contribution; if actual contributions are less than the minimum, then a supplemental contribution would be made by the Employer to the Plan. The minimum employer contribution for the Plan year is allocated to each individual who is a participant on the first day of the Plan year and who has made an elective deferral contribution during the Plan year.

    Discretionary Contributions

    The Employer may make discretionary contributions in cash or Company stock as the Board of Directors or the Executive Compensation
    Committee of the Board may determine.

    Participant Loans

    Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with the prime rate plus one percent as determined monthly by the Plan administrator. Interest rates range from 7.50% to 9.25%. Principal and interest is paid ratably through monthly payroll deductions.

    Distributions

    Benefits under the Plan become distributable upon termination of employment, upon early retirement, on or after normal retirement, or upon death or disability. Benefit payments are made to the participant as a lump-sum distribution or an annuity. If the present value of the benefit to be received is less than $5,000, a lump-sum distribution is required.

    Forfeitures

    Forfeitures resulting from separation from service are held in the Plan and serve to reduce Employer contributions under certain conditions described in the Plan document. The balance of forfeited nonvested accounts was $75,731 and $92,617 at December 30, 1999, and December 30, 1998, respectively.
                                    -8-
NOTES TO FINANCIAL STATEMENTS, Continued

2.  Description of Plan, continued:

    Plan Expenses

    Expenses incurred in connection with the purchase or transfer of Chesapeake common stock are borne by a participant's account. Fees, if any, of investment managers are borne by participants who select such investments. All other expenses associated with the administration of the Plan are paid by Chesapeake.

3.  Plan Termination:

    While the Company has not expressed any intent to discontinue its contributions, continuance is not assumed as a contractual obligation and any such discontinuance is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event such discontinuance results in the termination of the Plan, the Plan provides that each participant shall be fully vested in his account and payment of such amounts will be made by the Trustee as directed by the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees Committee.

4.  Investments:

    The investments are held in trust funds which are administered by the Trustee.

    The investments in Chesapeake common stock may be purchased by the Trustee at fair market value in the open market, in private transactions, or from the authorized but unissued shares of Chesapeake.


















                                    -9-


NOTES TO FINANCIAL STATEMENTS, Continued

4.  Investments, continued:

    Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                        December 30,
                                                   1999            1998
                                                   ----            ----
Investments at fair value as
 determined by quoted market
 price:
  Equity funds:
   Partners Trust Fund (591,052 and
     1,036,728 shares, respectively)           $10,627,119     $18,733,672
   Diversified Equity Fund (453,293 and
     830,326 shares, respectively)              11,502,318      20,199,353
   American Century Ultra Fund
     (258,531 and 329,445 shares, respectively) 11,835,552      11,006,760
  Fixed income funds:
   Phoenix High Yield Fund (296,574 and
      578,875 shares, respectively)              2,339,967       4,509,436
  Common stock:
   Chesapeake Corporation (205,405 and
      252,161 shares, respectively)              6,264,853       9,298,437
  Money market funds:
   LaSalle Interest Income Fund (3,763,792 and
     5,952,093 shares, respectively)             3,763,792       5,952,093

   During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,383,106 as follows:

         Mutual funds          $3,907,696
         Common stock          (1,524,590)
                               ----------
                               $2,383,106
                               ==========

5. Tax Status:

   The Plan obtained its latest determination letter on March 30, 1995, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, management and the Plan administrator believe that the Plan is designed and is currently being operated in accordance with all applicable rules and regulations.

                                   -10-
NOTES TO FINANCIAL STATEMENTS, Continued

6. Interplan Transfers:

   Effective October 3,1999, Chesapeake contributed its wholly owned subsidiary, Wisconsin Tissue Mills, Inc.(WT), to a joint-venture with Georgia-Pacific Corporation (G-P). Chesapeake received a 5% interest in the joint-venture. In connection with this transaction, all participants who were employed by WT had their accounts transferred out of the Plan and into a Plan sponsored by G-P. The net value of the accounts transferred from the Plan to the G-P sponsored plan was approximately $27 million.

7. Subsequent Events:

   On February 18, 2000, Chesapeake contributed its litho-laminated business of Chesapeake Display and Packaging Company to a joint-venture with G-P. The net value of applicable participants' accounts will be transferred to a G-P sponsored plan.

































                                   -11-
CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
Line 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR December 30, 1999



                          (c)
            (b)      Description of
        Identity of    Investment
 (a)       Issue,      Including                     (e)
Partie   Borrower,   Maturity Date,   (d) Cost     Current
  s-     Lessor or      Rate of       of Asset    Value of
 In-      Similar    Interest, Par,                 Asset
Intere     Party     Collateral or
  st                 Maturity Value

        Partners     Equity-income
        Trust Fund   fund            $8,633,998  $10,627,119

        Diversified  Domestic and     6,130,702   11,502,318
        Equity Fund  foreign equity
                     fund

        LaSalle      Managed stable   3,763,792    3,763,792
        Interest     capital income
        Income Fund  fund

        American     Equity fund      8,586,106   11,835,552
        Century
        Ultra Fund

        Phoenix      High yield       2,458,730    2,339,967
        High Yield   bond fund
        Fund

        Dreyfus A    Corporate and    1,140,335    1,088,406
        Bond Plus    government
        Fund         bond fund

*       Common       Corporate        6,075,203    6,264,853
        Stock        common stock
        Chesapeake
        Corporation

*       Loans to     Interest rates                  605,517
        Participant  range from
        s of the     7.50% to 9.25%
        Plan

*       Cash         Collective         373,548      373,548
        Equivalents  short-term
        The Bank of  Investment
        New York     Fund



* Indicates party-in-interest














                                   -12-

                                                       EXHIBIT 23.1






CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-14927) of Chesapeake Corporation of our report dated June 16, 2000 relating to the financial statements of the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees, which appears in this Form 11-K.



                                  /S/ PRICEWATERHOUSECOOPERS LLP
                                   -----------------------------
                                      PRICEWATERHOUSECOOPERS LLP



Richmond, Virginia
June 16, 2000




























                                   -13-